Item 77M

The Munder @Vantage Fund, a closed-end investment company,
 was reorganized with and into the Munder Internet Fund.
The Agreement and Plan of Reorganization was approved by the Board of Trustees of Munder Series Trust on August 14,
 2007, and by the shareholders of the Munder @Vantage Fund on December 6, 2007. The transaction was completed on December 14, 2007.